Mail Stop 3561

October 4, 2006

Via Fax [303-790-4780] & U.S. Mail

Mr. Trent Carman
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

      Re: **Air Methods Corporation**
               Form 10-K for the year ended December 31, 2005
               Filed March 16, 2006
               File No. 000-16079

Dear Mr. Carman:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 7 – Management's Discussion and Analysis
Critical Accounting Policies
Uncollectible Receivables, page 27

1.   Regarding your discussion of uncollectible receivables, we note your sensitivity
      analysis which discloses that a change of 100 basis points in the estimated
      percentage of uncollectible accounts would result in a change of $2.3 million in
      flight revenue. We also note per the discussion of revenue recognition in the
      preceding paragraph that flight revenue is recorded net of Medicare/Medicaid
      discounts. When viewing that statement in conjunction with your sensitivity
      analysis of uncollectible receivables, it is not clear how a change in your estimate
      of uncollectible receivables would have any effect on flight revenue. Please
      clarify your disclosure, as appropriate.

Item 8 – Financial Statements
Financial statements for the year ended December 31, 2005
Note (1) Summary of significant accounting policies
Revenue recognition and uncollectible receivables, page F-13

2.   We note that, due to the nature of your business, you respond to calls for air
      medical transports without pre-screening the credit worthiness of the patient and
      that you recognize revenue upon completion of the services. In this regard, it is
      unclear how you have determined that collectibility is reasonably assured, and
      therefore revenue should be recognized. We note that you are currently reducing
      your revenue by the estimated amount of Medicaid/Medicare discount. However,
      it would appear that you should also reduce your revenue for the allowance
      determined for other third-party payers where collectibility is not reasonably
      assured. Refer to SAB 101 and SAB 104 for guidance. Please revise your
      financial statements or advise.

Note (12) – Unaudited Quarterly Financial Data, page F-31

3.   Describe any material items, such as the loss on early extinguishment of debt
      described on the top of page 19, affecting the comparability of your quarterly
      financial data. See Item 302(a)(3) of Regulation S-K.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief